UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark one)
[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ________________

Commission File Number:	001-14157 (Telephone and Data Systems, Inc.)
001-09712 (United States Cellular Corporation)

A. Full title of the plan and the address of the plan, if different from that of the issuer names below:

Telephone and Data Systems, Inc.
Tax-Deferred Savings Plan
30 North LaSalle Street
Suite 4000
Chicago, IL 60602

B. Name of issuers of the securities held pursuant to the plan and the addresses of the principal executive office:

Telephone and Data Systems, Inc.
30 North LaSalle Street
Suite 4000
Chicago, IL 60602

United States Cellular Corporation
8410 West Bryn Mawr Ave.
Chicago, IL 60631

Telephone and Data Systems, Inc.
Tax–Deferred Savings Plan
Financial Report
December 31, 2019

Table of Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Information
Schedule of Assets (Held at End of Year)	10

Exhibits	11

No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Investment Management Committee and Plan Participants of
Telephone and Data Systems, Inc. Tax-Deferred Savings Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Telephone and Data Systems, Inc. Tax-Deferred Savings Plan (the Plan) as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes to the financial statements. In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information
The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

We have served as the Plan's auditor since 2006.

By:    /s/ RSM US LLP
RSM US LLP

Indianapolis, Indiana
June 10, 2020

Telephone and Data Systems, Inc.
Tax-Deferred Savings Plan

Statements of Net Assets Available for Benefits
December 31, 2019 and 2018

	2019	2018
Assets
Investments, at fair value	$1,205,628,010	$984,899,439
Receivables:
Accrued income	156,538	140,930
Contributions in transit and other	—	759
Notes receivable from participants	14,719,819	14,308,081
Total receivables	14,876,357	14,449,770

Total assets	1,220,504,367	999,349,209

Liabilities
Distributions in transit and other	79,694	151,728
Due to broker for securities sold	137,272	—
Total liabilities	$216,966	$151,728

Net assets available for benefits	$1,220,287,401	$999,197,481

The accompanying notes are an integral part of these financial statements.

Telephone and Data Systems, Inc.
Tax-Deferred Savings Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2019

Additions to plan assets attributed to
Investment income:
Interest and dividends	$14,428,457
Net appreciation in fair value of investments	201,402,262
Total investment income	215,830,719

Interest income on notes receivable from participants	794,283

Contributions:
Participant	60,374,362
Participant rollover	2,117,555
Employer	24,592,625
Total contributions	87,084,542

Total additions	303,709,544

Deductions from plan assets attributed to
Benefits paid to participants	81,261,322
Administrative expenses	1,358,302
Total deductions	82,619,624

Net increase	221,089,920

Net assets available for benefits:
Beginning of year	999,197,481

End of year	$1,220,287,401

The accompanying notes are an integral part of these financial statements.

Telephone and Data Systems, Inc.
Tax-Deferred Savings Plan

December 31, 2019 and 2018
Notes to Financial Statements

Note 1 Description of the Plan
The following description of the Telephone and Data Systems, Inc. Tax-Deferred Savings Plan (the Plan) provides only general information. Participants should refer to the Telephone and Data Systems, Inc. Tax-Deferred Savings Plan official plan document or summary plan description for a more complete description of the Plan's provisions.
General
The Plan is a contributory tax-qualified profit sharing plan established by Telephone and Data Systems, Inc. (TDS or the Company) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Company is the administrator and sponsor of the Plan and The Northern Trust Company (Northern Trust) is the directed trustee and asset custodian of the Plan. Northern Trust also provides record keeping and reporting services to the Plan in conjunction with Alight Solutions (Alight), the Plan's third party administrator. All employees of TDS and its subsidiaries which have adopted the Plan (the Company and such subsidiaries being referred to as “employers”) whom are age 21 or older generally are eligible to participate. The Plan allows eligible employees to enter the Plan upon the latter of 30 days of continuous service with the employers or their 21st birthday. Participation in the Plan is voluntary, however, any eligible employee who does not enroll on his or her own, or opt out of automatic enrollment, will be automatically enrolled in the Plan starting on his or her eligibility date (or as soon as practicable thereafter).
The Plan's assets are overseen by the Investment Management Committee. The Investment Management Committee is authorized to select investment options and to invest Plan assets as directed by the participants (or in the absence of such a direction, as determined by the Investment Management Committee).
Contributions
Participants may contribute to the Plan on a pre-tax basis (before-tax contributions) or on a designated Roth basis (after-tax contributions). The combined pre-tax and designated Roth contributions may not exceed 60% of the Participant’s compensation, as defined in the Plan, or exceed the maximum annual contribution amount per participant set forth in the Internal Revenue Code (IRC).  Participants may also contribute amounts representing eligible distributions from other qualified plans or individual retirement accounts (rollover contributions).
Newly eligible employees with 30 days of continuous service are automatically enrolled in the Plan on a pre-tax basis at a 6% deferral rate with the rate increasing by 1% annually until it reaches 10%, unless the participants elect otherwise. The Vanguard Target Date Retirement Funds are used as the Qualified Default Investment Alternative for automatic enrollment.
The employer matching contribution is 100% of the first 3% of a participant’s before-tax and designated Roth contributions and 40% on the next 2% of before-tax and designated Roth contributions.
Effective January 1, 2020, the Plan was amended to allow terminated participants with a balance in the Plan to rollover into the Plan eligible funds from other plans, including the Telephone and Data Systems, Inc. Pension Plan. The Plan was also amended as of January 1, 2020 to permit TDS from time to time to automatically re-enroll non-contributing employees unless they make a new affirmative election not to participate.
Participants' Accounts and Investment Options
Each participant's account is credited with the participant's before-tax and designated Roth contributions, rollover contributions, employer matching contributions and investment income, and reduced by investment loss and fees. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Contributions are invested in accordance with the participant’s investment elections. Participants may invest their accounts in a variety of investment options as more fully described in the Plan's summary plan description and other Plan materials. Participants may change their investment elections via telephone or internet. Participants can direct no more than 20% of their contributions into the TDS Common Stock Fund and Common Stock Fund of United States Cellular Corporation (U.S. Cellular), a TDS subsidiary, on a combined basis.
Vesting
Participants are always 100% vested in their before-tax, designated Roth and rollover contributions plus earnings thereon. Vesting in employer matching contributions plus earnings thereon is based on years of vesting service. Employer matching contributions plus earnings thereon vest 34% after the participant completes one year of vesting service; and 100% after the participant completes two years of vesting service.
A participant also becomes 100% vested in employer matching contributions plus earnings thereon upon termination of employment after attaining age 65 or due to death or total and permanent disability (as defined in the Plan and determined by the disability insurer).

Telephone and Data Systems, Inc.
Tax-Deferred Savings Plan

December 31, 2019 and 2018
Notes to Financial Statements

Forfeited Accounts
For the year ended December 31, 2019, forfeited non-vested accounts used to reduce employer contributions were $475,910.
Payment of Benefits
Vested benefits may be paid to the participant upon termination of employment in the form of a lump sum payment, partial distribution (of not less than $500) or installments. Alternatively, a terminated participant generally may rollover the eligible portion of his or her vested benefits to an eligible retirement plan or individual retirement account. Participants experiencing a qualified financial hardship, on a qualified military leave or who have attained age 59½ may withdraw a portion of their vested account balance as defined in the Plan while employed by TDS and its affiliates.
Notes Receivable from Participants
Participants may borrow from their Plan accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance (excluding employer matching contributions and related earnings). These notes are secured by the remaining balance in the participant's account. The notes bear interest at the prime rate plus 1% as published in the Wall Street Journal on the fifteenth day of the month prior to the quarter in which the note is processed. Principal and interest are generally paid ratably through after-tax payroll deductions. The repayment period on the note generally ranges from one to five years. Notes are considered delinquent if no note payment is received during two consecutive pay periods. If the delinquency is not cured, the loan will be considered in default and taxation will occur.
Termination of Plan
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their accounts.
Plan Expenses
Certain administrative, recordkeeping and trustee fees, as well as investment option expenses, are paid by Plan participants. Auditing and investment consulting fees are paid by TDS. Plan participants also pay participant-initiated transaction fees (such as distribution, withdrawal, loan and Qualified Domestic Relations Order fees).
Note 2 Summary of Significant Accounting Policies and Recent Accounting Pronouncements
Basis of Accounting and Use of Estimates
The accompanying financial statements have been prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates and assumptions.
Investment Valuation and Income Recognition
Investments are reported at fair value.  See Note 3 – Fair Value Measurements for further information on the fair value of the Plan’s investments. The Plan’s Investment Management Committee determines the Plan’s valuation policies utilizing information provided by the investment advisers and custodians.
Net appreciation in fair value of investments included in the accompanying Statement of Changes in Net Assets Available for Benefits includes realized gains or losses from the sale of investments and unrealized appreciation or depreciation in the fair value of investments. The net realized gains or losses on the sale of investments represent the difference between the sale proceeds and the fair value of the investment as of the beginning of the period or the cost of the investment if purchased during the year. Net unrealized appreciation or depreciation in the fair value of investments represents the net change in the fair value of the investments held during the year.
Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date.

Telephone and Data Systems, Inc.
Tax-Deferred Savings Plan

December 31, 2019 and 2018
Notes to Financial Statements

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Delinquent participant notes are reclassified as distributions in accordance with the terms of the Plan document. Notes receivable from participants have been classified as an investment asset for Form 5500 reporting purposes and, accordingly, have been included as an investment in the supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year).
Payment of Benefits
Benefit payments are recorded when paid.
Accounting for Uncertainty in Income Taxes
Management evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax-exempt status and had taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements at December 31, 2019 or 2018. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. With few exceptions, the Plan is no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities for years before 2016.
Investment Risk
Investments, in general, are subject to various risks, including credit, interest, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term, and such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Recent Accounting Pronouncement
In August 2018, the Financial Accounting Standards Board issued Accounting Standards Update No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to Disclosure Requirements for Fair Value Measurement, which modifies the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. ASU 2018-13 is effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. An entity is permitted to early adopt any removed or modified disclosures and delay adoption of the additional disclosures until their effective date. The adoption of ASU 2018-13 is not expected to have a material impact on the financial statements.

Note 3 Fair Value Measurements
Fair value is a market based measurement and not an entity specific measurement, based on an exchange transaction in which the entity sells an asset or transfers a liability (exit price) in an orderly transaction between market participants.
The provisions of GAAP establish a fair value hierarchy that contains three levels for inputs used in fair value measurements. Level 1 inputs include quoted market prices for identical assets or liabilities in active markets. Level 2 inputs include quoted market prices for similar assets and liabilities in active markets or quoted market prices for identical assets and liabilities in inactive markets. Level 3 inputs are unobservable. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. A financial instrument’s level within the fair value hierarchy is not representative of its expected performance or its overall risk profile and, therefore, Level 3 assets are not necessarily higher risk than Level 2 assets or Level 1 assets. At December 31, 2019 and 2018, the Plan held no Level 2 or Level 3 assets. The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

The Plan values shares of TDS Common Stock and U.S. Cellular Common Stock based on the closing price reported in the active market in which the securities are traded. These securities are classified as Common Stock of the Plan Sponsor and Subsidiary. The Plan also values Mutual Funds based on the closing price reported in the active market in which the individual securities are traded.

Telephone and Data Systems, Inc.
Tax-Deferred Savings Plan

December 31, 2019 and 2018
Notes to Financial Statements

The following tables set forth by level, within the fair value hierarchy, the Plan's investments at fair value at December 31, 2019 and 2018, respectively.

December 31, 2019	Level 1	Total
Mutual Funds	$651,445,565	$651,445,565
Common Stock of Plan Sponsor and Subsidiary	20,362,872	20,362,872
Total investments in the fair value hierarchy	$671,808,437	$671,808,437
Bank common trusts measured at net asset value
Target retirement(1) (2)		361,029,690
Bond(1) (3)		88,345,092
Investment contracts(1) (4)		84,444,791
Total investments at fair value		$1,205,628,010

December 31, 2018	Level 1	Total
Mutual Funds	$516,317,656	$516,317,656
Common Stock of Plan Sponsor and Subsidiary	26,159,486	26,159,486
Total investments in the fair value hierarchy	$542,477,142	$542,477,142
Bank common trusts measured at net asset value
Target retirement(1) (2)		288,280,092
Bond(1) (3)		73,061,053
Investment contracts(1) (4)		81,081,152
Total investments at fair value		$984,899,439

(1) Certain investments that are measured at fair value using the net asset value (NAV per share or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

(2) The Vanguard Target Retirement Trusts invest mainly in mutual funds with the remainder invested in money market funds. The fair value of these trusts is calculated using the market approach which values the underlying investments of the trust based on observable market prices. These trusts are measured at fair value based on the NAV per share.

(3) The BlackRock Intermediate Government/Credit Bond Index Fund F (BlackRock Bond Fund) is a bank maintained collective investment fund that invests in bond index funds and other short-term investments. The fair value is calculated using the market approach which values the underlying investments in the fund using observable inputs for similar assets. The BlackRock Bond Fund is measured at fair value based on the NAV per share.

(4) The Vanguard Retirement Savings Trust II is a collective trust that invests in the Vanguard Retirement Savings Master Trust, which invests in traditional and synthetic investment contracts backed by investments issued by insurance companies and banks. The fair value is determined based on the underlying investments of the common trust as traded in active markets or valued using significant observable inputs. The NAV for the investment contracts is $1 per share.

Telephone and Data Systems, Inc.
Tax-Deferred Savings Plan

December 31, 2019 and 2018
Notes to Financial Statements

The tables below summarize the Plan’s investments that are measured at fair value based on the net asset value per share at December 31, 2019 and 2018, respectively.

December 31, 2019	Fair Value	Unfunded Commitments	Participant Redemption Frequency	Redemption Notice Period(1)
Bank common trusts
Target retirement	$361,029,690	$—	Daily	One month
Bond	88,345,092	—	Daily	One month
Investment contracts	84,444,791	—	Daily	Twelve months

December 31, 2018	Fair Value	Unfunded Commitments	Participant Redemption Frequency	Redemption Notice Period(1)
Bank common trusts
Target retirement	$288,280,092	$—	Daily	One month
Bond	73,061,053	—	Daily	One month
Investment contracts	81,081,152	—	Daily	Twelve months
(1) There are no participant redemption restrictions for these investments. The redemption notice period is applicable only to the Plan.

Note 4 Parties-in-Interest
Transactions between the Plan and certain parties meet the definition of parties-in-interest transactions under the provisions of ERISA (Parties-in-interest transactions).

Transactions with Northern Trust, the directed trustee of the Plan, and Alight, provider of certain reporting and administrative services to the Plan, are Parties-in-interest transactions. The aggregate cost of administrative charges to the Plan by Northern Trust and Alight, paid by the Company and the Plan, was $1,604,069 for the year ended December 31, 2019.

The Plan made participant-directed purchases of $3,078,501 and sales of $2,150,741 of TDS and U.S. Cellular Common Stock on an aggregate basis for the year ended December 31, 2019, which are Parties-in-interest transactions. Additionally, the Plan made net contributions to the Northern Institutional Funds U.S. Government Select Portfolio, which is controlled by Northern Trust, of less than $100,000 in connection with the limited portion of the TDS and U.S. Cellular Common Stock Funds held in liquid investments for the year ended December 31, 2019.
The Plan loaned $8,666,753 to participants, and participants paid back loans of $9,053,748, during the year ended December 31, 2019, which are Parties-in-interest transactions. Outstanding Notes receivable from participants, and the related interest income on Notes receivable from participants, for the year ended December 31, 2019 are presented on the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits, respectively.
Note 5 Tax Status
The Plan obtained its latest determination letter on February 25, 2015 in which the Internal Revenue Service stated that the Plan, as designed, complied with the applicable requirements of the IRC, and the related trust was exempt from taxation. The Plan has been amended since the receipt of the determination letter. The Plan Administrator believes that the Plan is designed and being operated in material compliance with the applicable requirements of the IRC. Therefore, the Plan Administrator believes that the Plan was qualified and the related trust was tax-exempt at December 31, 2019.

Telephone and Data Systems, Inc.
Tax-Deferred Savings Plan

December 31, 2019 and 2018
Notes to Financial Statements

Note 6 Reconciliation of Financial Statements to Form 5500

A reconciliation between the financial statements and Form 5500 at December 31, 2019 and 2018 is as follows:
	2019	2018
Total net assets per Form 5500, Schedule H	$1,220,235,824	$999,172,485
Deemed distributions of notes receivable from participants	51,577	24,996
Net Assets Available for Benefits Per Financial Statements	$1,220,287,401	$999,197,481

Change in net assets per Form 5500, Schedule H	$221,063,339
Change in deemed distributions of notes receivable from participants	26,581
Changes in Net Assets Available for Benefits Per Financial Statements	$221,089,920

Note 7 Subsequent Events
The Plan’s management evaluated subsequent events from December 31, 2019 through June 10, 2020, the date these financial statements were issued. There have been no significant subsequent events during this period that require adjustments to or disclosure in the financial statements as of December 31, 2019 and for the year then ended, with the exception of the following items:
Beginning in March 2020, there were significant macroeconomic impacts caused by the recent spread of a new strain of coronavirus (COVID-19). Uncertainty regarding the impact of COVID-19, as well as the global response to COVID-19, have negatively affected global equity markets and had a corresponding impact on the market value of the Plan's investments. The extent and duration of these impacts are uncertain due to many factors and these impacts could be material to future periods.
Additionally, on March 27, 2020 the Coronavirus Aid, Relief, and Economic Security (CARES) Act was enacted, pursuant to which retirement plan sponsors may amend their plans to, among other items, allow participants directly impacted by COVID-19 special tax-favored access to their retirement plan accounts, as well as to allow these participants to delay plan loan repayments for a specified period. TDS executive leadership has decided to implement certain of the CARES Act provisions under the Plan. The related Plan amendment is not yet executed and at the time of this filing the impact of these design changes on the Plan is uncertain.

Telephone and Data Systems, Inc.
Tax-Deferred Savings Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
Plan 003 EIN 36-2669023
December 31, 2019

(a)	(b)	(c)		(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		Cost	Current Value
	Bank Common Trusts
	Vanguard Retirement Savings Trust II	84,444,791	Shares	**	$84,444,791
	Vanguard Target Retirement Income Trust II	204,221	Shares	**	7,701,186
	Vanguard Target 2015 Retirement Trust II	210,221	Shares	**	7,605,799
	Vanguard Target 2020 Retirement Trust II	582,434	Shares	**	21,619,957
	Vanguard Target 2025 Retirement Trust II	1,071,368	Shares	**	40,079,863
	Vanguard Target 2030 Retirement Trust II	1,273,496	Shares	**	47,488,656
	Vanguard Target 2035 Retirement Trust II	1,424,344	Shares	**	54,139,323
	Vanguard Target 2040 Retirement Trust II	1,245,578	Shares	**	49,025,958
	Vanguard Target 2045 Retirement Trust II	1,348,870	Shares	**	53,563,624
	Vanguard Target 2050 Retirement Trust II	1,201,286	Shares	**	47,919,315
	Vanguard Target 2055 Retirement Trust II	514,867	Shares	**	27,509,346
	Vanguard Target 2060 Retirement Trust II	103,885	Shares	**	4,376,663
	BlackRock Intermediate Government/Credit Bond Index Fund F	3,069,403	Shares	**	88,345,092

	Common Stock of Plan Sponsor and Subsidiary
*	Telephone and Data Systems, Inc.	416,744	Shares	**	10,597,800
*	United States Cellular Corporation	269,530	Shares	**	9,765,072

	Mutual Funds
	Vanguard Institutional Index Fund Institutional Plus Shares	564,071	Shares	**	163,721,701
	Vanguard Small Cap Value Index Fund	1,783,390	Shares	**	58,709,197
	Vanguard Value Index Fund	1,735,309	Shares	**	81,160,402
	Vanguard Small Cap Growth Index Fund	1,215,225	Shares	**	67,991,861
	Vanguard Growth Index Fund	1,608,495	Shares	**	150,957,281
	Vanguard Total International Stock Index Fund	1,075,793	Shares	**	128,546,467
*	Northern Institutional Funds U.S. Government Select Portfolio	358,656	Shares	**	358,656

*	Participants	Participant loans (interest rates range from 4.25% to 10.25%, maturing through January 2025) ***			14,668,242
					$1,220,296,252
* Represents a party-in-interest, as defined by ERISA.
** Cost omitted for participant-directed investments.
*** Certain notes originated outside the plan may bear interest at different rates.

Exhibits

Exhibit Number	Description of Documents

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, Telephone and Data Systems, Inc., the Plan Administrator, has duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

TELEPHONE AND DATA SYSTEMS, INC.
TAX-DEFERRED SAVINGS PLAN

		By:	/s/ Daniel J. DeWitt
Daniel J. DeWitt, Senior Vice President - Human Resources

		By:	/s/ Anita J. Kroll
Anita J. Kroll, Vice President - Controller and Chief Accounting Officer

Dated:	June 10, 2020